

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 15, 2018

Via E-mail
Jason Behnke
President
Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
One American Road
Dearborn, Michigan 48126

> **Re:     Ford Credit Floorplan Master Owner Trust A**
> **Ford Credit Floorplan Corporation**
> **Ford Credit Floorplan LLC**
> **Registration Statement on Form SF-3**
> **Filed October 10, 2018**
> **File Nos. 333-227766, 333-227766-01 and 333-227766-02**

Dear Mr. Behnke:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Stasny, Special Counsel, at (202) 551-3674 or me at (202) 551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Chief, Office of Structured Finance

cc:     Nathan A. Herbert
Ford Motor Credit Company LLC

Joseph P. Topolski
Katten Muchin Rosenman LLP